Pricing Term Sheet dated February 23, 2026

Registration Statement Nos. 333-277140 and 333-277140-04

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

dated February 23, 2026

(To Prospectus dated February 16, 2024)

PPL Corporation

20,000,000 Equity Units

(Initially Consisting of 20,000,000 Corporate Units)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated February 23, 2026 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying base prospectus dated February 16, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement Nos. 333-277140 and 333-277140-04). Terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Company:	PPL Corporation (the “Company”)

Company Stock Ticker:	New York Stock Exchange “PPL”

Pricing Date:	February 23, 2026

Trade Date:	February 24, 2026

Settlement Date:	T+2, February 26, 2026. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Corporate Units prior to the business day preceding the Settlement Date will be required, by virtue of the fact that the Corporate Units initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Corporate Units who wish to trade the Corporate Units prior to the business day preceding the settlement date should consult their own advisors.

Registration Format:	SEC Registered

Designation:	Equity Units (each being referred to as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a Corporate Unit (each being referred to as a “Corporate Unit”) consisting of a purchase contract issued by the Company to purchase shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), and initially, a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Remarketable Senior Notes due 2034 to be issued by PPL Capital Funding, Inc. (the “2034 RSNs”) and a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Remarketable Senior Notes due 2039 to be issued by PPL Capital Funding, Inc. (the “2039 RSNs” and, together with the 2034 RSNs, the “RSNs”). The RSNs will be fully and unconditionally guaranteed by the Company pursuant to guarantees.

Number of Equity Units Offered:	20,000,000 (or a total of 23,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments).

Aggregate Offering Amount:	$1,000,000,000 (or a total of $1,150,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments).

Stated Amount per Equity Unit:	$50.00

Public Offering Price:	$50.00 per Corporate Unit / $1,000,000,000 total (or $1,150,000,000 total if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments).

Estimated Net Proceeds to the Company:	The net proceeds from the sale of Corporate Units will be approximately $981 million (or approximately $1,128 million if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments), after deducting the underwriting discounts and commissions but before deducting other estimated offering expenses payable by the Company.

Interest Rate on the 2034 RSNs:	4.02% (or $40.20 per year per $1,000 principal amount of 2034 RSN), subject to modification in connection with a successful remarketing as described in the Preliminary Prospectus Supplement.

Interest Rate on the 2039 RSNs:	4.02% (or $40.20 per year per $1,000 principal amount of 2039 RSN), subject to modification in connection with a successful remarketing as described in the Preliminary Prospectus Supplement.

Comparable Yield for the 2034 RSNs:	PPL Capital Funding, Inc. has determined that the comparable yield (as described in the Preliminary Prospectus Supplement) for the 2034 RSNs is 4.66%.

Comparable Yield for the 2039 RSNs:	PPL Capital Funding, Inc. has determined that the comparable yield (as described in the Preliminary Prospectus Supplement) for the 2039 RSNs is 5.21%.

Contract Adjustment Payment Rate:	2.98% per year of the Stated Amount per Equity Unit, or $1.4900 per year, in respect of each purchase contract, subject to the Company’s right to defer contract adjustment payments as described in the Preliminary Prospectus Supplement.

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 7.00% per year until paid, compounded quarterly on each Contract Adjustment Payment Date, to, but excluding, the Contract Adjustment Payment Date on which such Deferred Contract Adjustment Payments are paid.

Rate of Total Distributions on the Corporate Units:	7.00% per year

Reference Price:	$50 divided by the Maximum Settlement Rate (such quotient rounded to the nearest $0.0001), which is $37.2606 and is approximately equal to the closing price of the Common Stock on The New York Stock Exchange on the date the Equity Units are priced.

Threshold Appreciation Price:	$50 divided by the Minimum Settlement Rate (such quotient rounded to the nearest $0.0001), which is $46.5766 and represents appreciation of approximately 25.00% over the Reference Price.

Minimum Settlement Rate:	1.0735 shares of Common Stock (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	1.3419 shares of Common Stock (subject to adjustment as described in the Preliminary Prospectus Supplement).

Purchase Contract Settlement Date:	February 15, 2029 (or if such day is not a business day, the following business day).

2034 RSNs Maturity Date:	February 15, 2034, subject to PPL Capital Funding, Inc.’s right of redemption following a failed final remarketing as described in the Preliminary Prospectus Supplement.

2039 RSNs Maturity Date:	February 15, 2039, subject to PPL Capital Funding, Inc.’s right of redemption following a failed final remarketing as described in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:

J.P. Morgan Securities LLC
BofA Securities, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

CIBC World Markets Corp.

PNC Capital Markets LLC

Truist Securities, Inc.

BMO Capital Markets Corp.

U.S. Bancorp Investments, Inc.

Co-Managers:

FNB America Securities LLC

Huntington Securities, Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Bancroft Capital, LLC

CastleOak Securities, L.P.

MFR Securities, Inc.

Roberts & Ryan, Inc.

RSN Interest Payment Dates and Contract Adjustment Payment Dates:	February 15, May 15, August 15 and November 15 of each year, beginning May 15, 2026 (subject to the Company’s right to defer the contract adjustment payments as described in the Preliminary Prospectus Supplement and subject to adjustment of RSN Interest Payment Dates upon a successful remarketing of the RSNs).

Listing:	The Company intends to apply to list the Corporate Units on The New York Stock Exchange under the symbol “PPLU” and expects trading to begin within 30 days after the date of initial issuance of the Corporate Units.

CUSIP / ISIN for the Corporate Units:	69351T 866 / US69351T8669

CUSIP / ISIN for the Treasury Units:	69351T 858 / US69351T8586

CUSIP / ISIN for the 2034 RSNs:	69352P AX1 / US69352PAX15

CUSIP / ISIN for the 2039 RSNs:	69352P AW3 / US69352PAW32

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit), allocated equally between the 2034 RSNs and the 2039 RSNs underlying such applicable ownership interest in the RSNs, and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units (each being referred to as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 40 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate

Units may settle early only in integral multiples of 400,000 Corporate Units. If a purchase contract is settled early, the number of shares of Common Stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change:

Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 30th scheduled trading day preceding the Purchase Contract Settlement Date, each holder of a purchase contract, subject to certain conditions described in the Preliminary Prospectus Supplement, will have the right to accelerate and settle the purchase contract early on the “fundamental change early settlement date” (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value were determined, for such purpose, based on the “market value averaging period” (as defined in the Preliminary Prospectus Supplement) starting on the 22nd scheduled trading day prior to the fundamental change early settlement date and ending on, and including, the third scheduled trading day immediately preceding the fundamental change early settlement date, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by the Company by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price
Effective Date	$10.00	$20.00	$25.00	$30.00	$35.00	$37.26	$42.00	$46.58	$55.00	$65.00	$80.00	$100.00	$125.00
February 26, 2026	0.5245	0.2507	0.1850	0.1189	0.0479	0.0000	0.1081	0.1787	0.1225	0.0881	0.0640	0.0473	0.0346
February 15, 2027	0.4506	0.2182	0.1659	0.1111	0.0429	0.0000	0.0958	0.1617	0.1039	0.0738	0.0550	0.0416	0.0311
February 15, 2028	0.2722	0.1328	0.1039	0.0739	0.0188	0.0000	0.0591	0.1160	0.0610	0.0430	0.0333	0.0255	0.0194
February 15, 2029	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (that is, the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the two effective dates based on a 365-day year, as applicable;

•

if the stock price is in excess of $125.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table as described above) then the make-whole share amount will be zero; and

•

if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 400,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB by S&P Global Ratings, a division of S&P Global Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuers have filed a joint shelf-registration statement (including a Preliminary Prospectus Supplement dated February 23, 2026 and an accompanying prospectus dated February 16, 2024) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the issuers have filed with the SEC for more complete information about the issuers and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; from BofA Securities, Inc. by telephone at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; from RBC Capital Markets, LLC, Attn: Equity Capital Markets, 200 Vesey Street, 8th floor, New York, New York 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com; or from the Morgan Stanley Prospectus Department at Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by phone at (866) 718-1649 or by email at prospectus@morganstanley.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.